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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ALLIED GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                    NATIONWIDE GROUP ACQUISITION CORPORATION
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                                    (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019220102
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION* $1,439,800,444

AMOUNT OF FILING FEE** $287,960

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 30,634,052 shares of common stock, no par value (the "Common Shares"), of ALLIED GROUP, INC. (the "Company") at $47.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Nationwide Group Acquisition Corporation for such number of Common Shares.
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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  Not applicable
         Filing Party:  Not applicable
         Form or Registration No.:  Not applicable
         Date Filed:  Not applicable


CUSIP NO. 019220102




1. NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Nationwide Mutual Insurance Company (E.I.N.: 31-4177100)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   [ ]   (a)

   [ ]   (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,498,600 Common Shares

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          4.9%

10.      TYPE OF REPORTING PERSON

         IC






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CUSIP NO. 019220102

1. NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nationwide Group Acquisition Corporation (E.I.N.: 31-1598405)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     [ ] (a)
     [ ] (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,498,600 Common Shares


8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         4.9%

10. TYPE OF REPORTING PERSON

         CO

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Allied Group, Inc., an Iowa corporation (the "Company"). The address of the Company's principal executive offices is 701 Fifth Avenue, Des Moines, Iowa 50391.

         (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by Nationwide Group Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio corporation ("Parent"), to purchase all outstanding shares of



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common stock, no par value (the "Common Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 ("Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") at a purchase price of $47.00 per Common Share, net to the tendering shareholder in cash, without interest thereon. According to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as of April 29, 1998, there were issued and outstanding 30,634,052 Common Shares and 1,827,222 shares of 6-3/4% Series preferred stock, no par value ("Preferred Shares"), of the Company. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

         (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
         SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.





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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (b)-(c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
         BIDDER.

         (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth under "Introduction" and "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth under "Introduction," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (a)  Not applicable.




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         (b)-(c) The information set forth under "Introduction" and "Certain
Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth under "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      (1)      Offer to Purchase, dated May 19, 1998.

                  (2)      Letter of Transmittal.

                  (3)      Notice of Guaranteed Delivery.

                  (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (7)      Text of Press Release issued on May 18, 1998:
                           "Nationwide Will Commence Cash Tender Offer for All the Common Stock of Allied Group, Inc., Proposes Mutual Merger with Allied Mutual $47 Per Share Price Represents 69% Premium."

                  (8) Letter to Allied Mutual Insurance Company from Nationwide Mutual Insurance Company proposing merger of Allied Mutual Insurance Company into Nationwide Mutual Insurance Company.

                  (9) Letter to Allied Mutual Insurance Company from Nationwide Mutual Insurance Company announcing offer to merge and offering to purchase 6-3/4% Series preferred stock.

                  (10)     Letter to Nationwide Agents.

                  (11)     Letter to TIG/Countrywide Independent Agents.

                  (12)     Letter to Nationwide Enterprise Employees.

                  (13)     Letter to Farmland Employees.

                  (14)     Nationwide Policyholder Questions and Answers.

                  (15)     Answers to Nationwide Agents' Questions.

                  (16)     Answers to TIG/Countrywide Independent Agents'
                           Questions.

                  (17) Talking points for Nationwide Customer Service Representatives.

                  (18)     Talking points for Nationwide Benefit Counselors.

                  (19)     Advertisement entitled "What's In It For You?"

                  (20)     Summary Advertisement.

                  (21)     Text of Press Release issued on May 18, 1998:
                           "Nationwide Insurance Dedicated to the Des Moines Market -- Farmland Insurance Another Shining Example."

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)      (1)      Complaint filed by Nationwide Mutual Insurance
                           Company and Nationwide Group Acquisition Corporation in the United States District Court for the Southern
                           District of Iowa on May 18, 1998.

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                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1998

                   NATIONWIDE MUTUAL INSURANCE COMPANY


                   By:      /s/ David A. Diamond
                            -------------------------------
                            Name:   David A. Diamond
                            Title:  Vice President - Enterprise Controller

                   NATIONWIDE GROUP ACQUISITION CORPORATION


                   By:      /s/ Mark B. Koogler
                            -------------------------------
                            Name:   Mark B. Koogler
                            Title:  Vice President - Associate General Counsel






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                                  EXHIBIT INDEX

(a)(1)            Offer to Purchase, dated May 19, 1998.

(a)(2)            Letter of Transmittal.

(a)(3)            Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)            Text of Press Release issued on May 18, 1998:
                  "Nationwide Will Commence Cash Tender Offer for All the Common Stock of Allied Group, Inc., Proposes Mutual Merger with Allied Mutual $47 Per Share Price Represents 69% Premium."

(a)(8) Letter to Allied Mutual Insurance Company from Nationwide Mutual Insurance Company proposing merger of Allied Mutual Insurance Company into Nationwide Mutual Insurance Company.

(a)(9) Letter to Allied Mutual Insurance Company from Nationwide Mutual Insurance Company announcing offer to merge and offering to purchase 6-3/4% Series preferred stock.

(a)(10)           Letter to Nationwide Agents.

(a)(11)           Letter to TIG/Countrywide Independent Agents.

(a)(12)           Letter to Nationwide Enterprise Employees.

(a)(13)           Letter to Farmland Employees.

(a)(14)           Nationwide Policyholder Questions and Answers.

(a)(15)           Answers to Nationwide Agents' Questions.

(a)(16)           Answers to TIG/Countrywide Independent Agents' Questions.

(a)(17)           Talking points for Nationwide Customer Service
                  Representatives.

(a)(18)           Talking points for Nationwide Benefit Counselors.

(a)(19)           Advertisement entitled "What's In It For You?"

(a)(20)           Summary Advertisement.

(a)(21)           Text of Press Release issued on May 18, 1998:
                  "Nationwide Insurance Dedicated to the Des Moines Market -- Farmland Insurance Another Shining Example."

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

(g)(1) Complaint filed by Nationwide Mutual Insurance Company and Nationwide Group Acquisition Corporation in the United States District Court for the Southern District of Iowa on May 18, 1998.


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